Exhibit (a)(1)(xxii)
VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
Financial adviser to Singapore Technologies Semiconductors Pte Ltd
Goldman Sachs (Singapore) Pte.
(Incorporated in Singapore)
(Co. Reg. No.: 198602165W)

Cautionary Note: This announcement does not constitute an offer to purchase any securities. The Offer (as defined herein) is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to, inter alia, all holders of Ordinary Shares, ADSs and Convertible Notes (as defined herein), subject to compliance with applicable laws. Holders of Ordinary Shares, ADSs and Convertible Notes are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com and the website of the SEC at www.sec.gov.
EXTENSION OF CLOSING DATE
1.	INTRODUCTION

Goldman Sachs (Singapore) Pte. (“Goldman Sachs”) refers to the Offer to Purchase dated 16 March 2007 (the “Offer to Purchase”) issued by Singapore Technologies Semiconductors Pte Ltd (the “Offeror”), containing the terms of the voluntary conditional cash offer (the “Offer”) by the Offeror for, inter alia, all issued ordinary shares (“Ordinary Shares”) in the share capital of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) and American Depositary Shares (“ADSs”) of STATS ChipPAC, each of which represents ten Ordinary Shares.

Unless otherwise defined herein, all terms and references used in this Announcement are defined or construed in the Offer to Purchase.

2.	EXTENSION OF CLOSING DATE

2.1	On behalf of the Offeror, Goldman Sachs wishes to announce that the Closing Date for the Offer will be extended from 3.30 p.m. Singapore time, 3.30 a.m. New York City time on Friday, 13 April 2007 to 5.30 p.m. Singapore time, 5.30 a.m. New York City time on Monday, 16 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

2.2	Accordingly, the Offer shall close on 5.30 p.m. Singapore time, 5.30 a.m. New York City time on Monday, 16 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. As a practical matter, acceptances of ADSs and the Convertible Notes will have to be received by the Tender Agent in New York or London by the close of business on Friday, 13 April 2007 in New York and London, respectively.

2.3	Although the Minimum Tender Condition has been satisfied, the Offer has not been declared unconditional in all respects and is being extended as withdrawal of acceptances is permitted until 3.30 p.m. Singapore time, 3.30 a.m. New York City time on Friday, 13 April 2007 (or otherwise in accordance with the terms contained in the Offer to Purchase). Depending on the level of acceptances of the Offer (which have not been withdrawn) as at 3.30 p.m. Singapore time, 3.30 a.m. New York City time on Friday, 13 April 2007, it is possible that the Offer may be declared unconditional in all respects as at 3.30 p.m. Singapore time, 3.30 a.m. New York City time on Friday, 13 April 2007.

3.	WITHDRAWAL RIGHTS

3.1	Holders of Ordinary Shares, ADSs and/or Convertible Notes will be able to continue to tender such securities in acceptance of the Offer for the Ordinary Shares, ADSs and/or Convertible Notes, as the case may be, and to withdraw their acceptances. However, their right to withdraw their acceptances will terminate if and when the Offer for the Ordinary Shares and ADSs is declared unconditional in all respects and prior to 5.30 p.m. Singapore time, 5.30 a.m. New York City time on Monday, 16 April 2007 (but not before 3.30 p.m. Singapore time, 3.30 a.m. New York City time on Friday, 13 April 2007). As a practical matter, withdrawals of acceptances will have to be received by the Tender Agent in New York or London by the close of business on Friday, 13 April 2007 in New York and London, respectively.

3.2	As at the date and time of this Announcement, the Offer for the Ordinary Shares and ADSs has not been declared unconditional in all respects and will not be declared unconditional in all respects until the final closing date of the Offer, unless at any time prior to the final closing date of the Offer (but after 3.30 p.m. Singapore time, 3.30

a.m. New York City time on Friday, 13 April 2007), the Offeror has received valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with Ordinary Shares (including Ordinary Shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of the Offeror or parties acting or deemed to be acting in concert with the Offeror, will result in the Offeror or parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) representing more than 50 per cent. of the maximum potential issued share capital of STATS ChipPAC, and all other conditions to the Offer are satisfied or waived.

3.3	If the Offer for the Ordinary Shares and ADSs is declared unconditional in all respects prior to 5.30 p.m. Singapore time, 5.30 a.m. New York City time on Monday, 16 April 2007, a subsequent offer period will immediately commence, during which time the Offer would remain open for acceptances, but no withdrawal rights would apply. The length of the subsequent offer period will be announced when the Offer for the Ordinary Shares and ADSs is declared unconditional in all respects and will be for a period of at least 14 calendar days (or ten U.S. business days, if longer) from Monday, 16 April 2007.

4.	LEVEL OF ACCEPTANCES OF THE OFFER

4.1	Acceptances of the Offer. As at 1.30 p.m. Singapore time, 1.30 a.m. New York City time on 13 April 2007, after taking into account valid withdrawals of acceptances received on or prior to 1.30 p.m. Singapore time, 1.30 a.m. New York City time at 13 April 2007, the Offeror has received valid acceptances in respect of:
(a)	an aggregate of 509,355,459 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 25.2 per cent. of the issued Ordinary Shares (including Ordinary Shares represented by ADSs)[1] and approximately 21.7 per cent. of the maximum potential issued share capital of the Company[2], comprising:
(i)	220,606,419 Ordinary Shares, representing approximately 10.9 per cent. of the issued Ordinary Shares (including Ordinary Shares represented by ADSs) and approximately 9.4 per cent. of the maximum potential issued share capital of the Company; and

(ii)	28,874,904 ADSs (which represent 288,749,040 Ordinary Shares), representing approximately 14.3 per cent. of the issued Ordinary Shares (including Ordinary Shares represented by ADSs) and

[1]	Unless otherwise stated, all references in this Announcement to “the total number of issued Ordinary Shares (including Ordinary Shares represented by ADSs)” are based on 2,020,697,713 Ordinary Shares (including Ordinary Shares represented by ADSs) as at 11 April 2007.

[2]	Unless otherwise stated, all references in this Announcement to “the maximum potential issued share capital of the Company” are based on the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) which would be in issue if all the outstanding Convertible Notes were validly converted and if all the outstanding Options were validly exercised, being 2,352,638,684 Ordinary Shares (including Ordinary represented by ADSs) as at 23 March 2007.

approximately 12.3 per cent. of the maximum potential issued share capital of the Company; and
(b)	Convertible Subordinated Notes due 2008 for an aggregate principal amount of US$79,777,000.
As at 1.30 p.m. Singapore time, 1.30 a.m. New York City time on 13 April 2007, no acceptances have been received by the Offeror in respect of the Convertible Notes due 2008.

4.2	Ordinary Shares held as at the Offer Announcement Date. As at the date of the Offer Announcement on 1 March 2007 (the “Offer Announcement Date”):
(a)	the Offeror owned 711,978,050 Ordinary Shares and 25,000 ADSs, representing approximately 35.2 per cent. of the issued Ordinary Shares (including Ordinary Shares represented by ADSs); and

(b)	parties acting or deemed to be acting in concert with the Offeror owned 182,000 Ordinary Shares, representing approximately 0.01 per cent. of the issued Ordinary Shares (including Ordinary Shares represented by ADSs)[3].
4.3	Ordinary Shares acquired or agreed to be acquired after the Offer Announcement Date and up to 1.30 p.m. Singapore time on 13 April 2007, 1.30 a.m. New York City time on 13 April 2007 (other than pursuant to valid acceptances of the Offer). Between the Offer Announcement Date and 1.30 p.m. Singapore time on 13 April 2007, 1.30 a.m. New York City time on 13 April 2007, the Offeror and parties acting or deemed to be acting in concert with the Offeror have not acquired or agreed to acquire any Ordinary Shares, ADSs or Convertible Notes, other than pursuant to valid acceptances of the Offer[3].

4.4	Aggregate number of securities. Accordingly, as at 1.30 p.m. Singapore time on 13 April 2007, 1.30 a.m. New York City time on 13 April 2007, the Offeror and parties acting in concert with the Offeror owned, controlled or have agreed to acquire:
(a)	an aggregate of 1,221,765,509 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 60.5 per cent. of the issued Ordinary Shares (including Ordinary Shares represented by ADSs) and approximately 51.9 per cent. of the maximum potential issued share capital of the Company, comprising:
(i)	932,766,469 Ordinary Shares, representing approximately 46.2 per cent. of the issued Ordinary Shares (including Ordinary Shares represented by ADSs) and approximately 39.6 per cent. of the maximum potential issued share capital of the Company; and

[3]	The number of Ordinary Shares owned, acquired or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror as disclosed in this Announcement is to the best knowledge and belief of the Offeror.

(ii)	28,899,904 ADSs (which represent 288,999,040 Ordinary Shares), representing approximately 14.3 per cent. of the issued Ordinary Shares (including Ordinary Shares represented by ADSs) and approximately 12.3 per cent. of the maximum potential issued share capital of the Company; and
(b)	Convertible Subordinated Notes due 2008 for an aggregate principal amount of US$79,777,000.

5.	STATUS OF OFFER
As stated in the Offer to Purchase, the Offeror is offering to purchase the following securities on the following basis:
(a)	S$1.75 in cash per Ordinary Share; and

(b)	S$17.50 in cash per ADS.
However, in the event that the Offeror acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act, Chapter 50 of Singapore, as having acquired or agreed to acquire) such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as at the date of the Offer to Purchase which are acquired or agreed to be acquired by it) during the period from (and including) the date of the Offer to Purchase up to (and including) the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which are equal to or more than the 90% Threshold, the Offer Price will be raised to the Higher Offer Price as follows:
(i)	S$1.88 in cash per Ordinary Share; and

(ii)	S$18.80 in cash per ADS.
In addition, the Offeror will pay the Higher Offer Price in the event that it acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act, Chapter 50 of Singapore, as having acquired or agreed to acquire) such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as at the date of the Offer to Purchase which are acquired or agreed to be acquired by it) during the period from (and including) the date of the Offer to Purchase up to (and including) a date prior to the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which results or would result in the Offeror holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by STATS ChipPAC as treasury shares) which are equal to or more than the 90% Fully Diluted Threshold, provided, however, that the earliest date on which the Offer Price may be raised to the Higher Offer Price is the first closing date of the Offer.

The Offeror is also offering to purchase the Convertible Notes on the basis of the “see-through” price, which is the price holders of the Convertible Notes would receive if they converted their Convertible Notes into Ordinary Shares or ADSs at the conversion prices specified in the terms of the Convertible Notes and then tendered their Ordinary Shares or ADSs in the Offer. The Offer for the Convertible Notes is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects. The actual Offer Price will be calculated based on the whole number of Ordinary Shares or ADSs into which the aggregate amount of Convertible Notes tendered by a holder would be convertible. Holders will not receive payments for any fractional Ordinary Shares or ADSs. As an illustration, for US$1,000 principal amount of each series of Convertible Notes, the “see-through” Offer Price would be:
(A)	S$997.50 in cash for the Convertible Notes due 2008; and

(B)	S$1,872.50 in cash for the Convertible Subordinated Notes due 2008.
In the event that the Offer Price for the Ordinary Shares and the ADSs is raised to the Higher Offer Price, the Offeror will pay the “see-through” Higher Offer Price for the Convertible Notes. The “see-through” Higher Offer Price of the Convertible Notes will be determined based on the Higher Offer Price for the Ordinary Shares and ADSs. As an illustration, for US$1,000 principal amount of each series of Convertible Notes, the “see-through” Higher Offer Price would be:
(1)	S$1,071.60 in cash for the Convertible Notes due 2008; and

(2)	S$2,011.60 in cash for the Convertible Subordinated Notes due 2008.

6.	PROCEDURES FOR ACCEPTANCE
6.1	Ordinary Shares. Holders of Ordinary Shares who wish to accept the Offer but have not done so should complete, sign and forward the FAA (in respect of Ordinary Shares held with a securities account at the Central Depository (Pte) Limited (the “CDP”)) or FAT (in respect of Ordinary Shares held in scrip form) and all other relevant documents as soon as possible so as to reach the Offeror c/o The Central Depository (Pte) Limited (in respect of Ordinary Shares deposited with CDP) or the Offeror c/o M & C Services Private Limited (in respect of Ordinary Shares held in scrip form) not later than 5.30 p.m. Singapore time on Monday, 16 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.
6.2	ADSs. Holders of ADSs who wish to accept the Offer but have not done so should complete, sign and forward to the Tender Agent the ADS Letter of Transmittal and all other relevant documents so as to be received by the Tender Agent not later than 5.30 a.m. New York City time on Monday, 16 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. As a practical matter, acceptances of ADSs will have to be received by the Tender Agent in New York by the close of business on Friday, 13 April 2007 in New York.

6.3	Convertible Notes. Holders of Convertible Notes who wish to accept the Offer but have not done so should complete, sign and forward to the Tender Agent the Convertible Notes Letter of Transmittal and all other relevant documents so as to be received by the Tender Agent not later than 5.30 a.m. New York City time on Monday, 16 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. As a practical matter, acceptances of Convertible Notes will have to be received by the Tender Agent in London by the close of business on Friday, 13 April 2007 in London.
6.4	Offer Documents. Holders of the Securities who have not received or who have misplaced the Offer to Purchase and/or the relevant acceptance forms may obtain copies of the same during normal office hours up to Monday, 16 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror from:
(a)	in respect of holders of Ordinary Shares deposited with the CDP: The Central Depository (Pte) Limited, 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807 (Tel No.: +65 6535-7511);
(b)	in respect of holders of Ordinary Shares held in scrip form: M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 (Tel No.: +65 6227-6660); and
(c)	in respect of holders of ADSs or Convertible Notes: MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, United States of America (Tel No.: +1 800 322-2885).
6.5	Others. Persons who have bought Ordinary Shares using their Central Provident Fund (“CPF”) account and through a CPF agent bank or through a finance company or a depository agent (the “Relevant Holders”) can only accept the Offer through their CPF agent bank, finance company or depository agent, as the case may be. The Relevant Holders will be receiving acceptance details and information separately from their CPF agent bank, finance company or depository agent and should also note that the deadline for them to communicate their acceptance of the Offer to their CPF agent bank, finance company or depository agent could be earlier than the Closing Date.

7.	OPTIONS PROPOSAL
7.1	Concurrent with the Offer, the Offeror has made a proposal to all holders of options granted under certain STATS ChipPAC share option plans (the “Options Proposal”). The Options Proposal will also remain open until 5.30 p.m. Singapore time, 5.30 a.m. New York City time on Monday, 16 April 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. Optionholders who have accepted the Options Proposal have the same withdrawal rights as holders of Ordinary Shares, ADSs and/or Convertible Notes during the extension of the Offer (please refer to section 3 of this Announcement above).

7.2	As at 7.00 a.m. Singapore time on 13 April 2007, 7.00 p.m. New York City time on 12 April 2007, valid acceptances of the Options Proposal have been received (and not been withdrawn) in respect of Options exercisable for 64,677,298 Ordinary Shares. The Options Proposal is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects and is subject to the other terms and conditions set out in the letter from the Offeror to all Optionholders dated 16 March 2007, as supplemented by the letter from the Offeror to all Optionholders dated 9 April 2007, which are available on the website of the SGX-ST at www.sgx.com and the website of the SEC at www.sec.gov.

8.	RESPONSIBILITY STATEMENT
The directors of the Offeror (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquires that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.
Issued by
Goldman Sachs (Singapore) Pte.
For and on behalf of
Singapore Technologies Semiconductors Pte Ltd
13 April 2007